Exhibit 99.2

CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	December 31 2017	June 30 2018
	(restated)
Assets
Current assets:
Cash and cash equivalents	$515.2	$401.4
Accounts receivable (notes 3 & 7)	1,023.7	1,125.5
Inventories (notes 3 & 8)	824.0	1,006.9
Income taxes receivable	1.6	1.6
Assets classified as held for sale (note 9)	30.1	27.4
Other current assets	82.0	89.7
Total current assets	2,476.6	2,652.5

Property, plant and equipment	323.9	340.4
Goodwill (note 5)	23.2	87.2
Intangible assets (note 5)	21.6	68.8
Deferred income taxes	37.6	38.4
Other non-current assets (note 10)	81.3	24.9
Total assets	$2,964.2	$3,212.2

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (note 11)	$37.9	$8.3
Accounts payable	931.1	1,118.8
Accrued and other current liabilities	233.2	235.3
Income taxes payable	37.7	33.5
Current portion of provisions	26.6	26.2
Total current liabilities	1,266.5	1,422.1

Long-term portion of borrowings under credit facility and finance lease obligations (note 11)	166.5	347.1
Pension and non-pension post-employment benefit obligations (note 10)	97.8	99.0
Provisions and other non-current liabilities	35.4	31.8
Deferred income taxes	27.8	21.8
Total liabilities	1,594.0	1,921.8

Equity:
Capital stock (note 12)	2,048.3	2,003.9
Treasury stock (note 12)	(8.7)	(11.9)
Contributed surplus	863.0	881.5
Deficit	(1,525.7)	(1,558.8)
Accumulated other comprehensive loss	(6.7)	(24.3)
Total equity	1,370.2	1,290.4
Total liabilities and equity	$2,964.2	$3,212.2
 Contingencies (note 16), Subsequent event (note 6), Transitional impacts of adopting IFRS 15 (notes 2 and 3).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended		Six months ended
{	June 30		June 30
	2017	2018	2017	2018
	(restated)		(restated)
Revenue	$1,557.6	$1,695.2	$3,039.7	$3,194.9
Cost of sales (note 8)	1,448.8	1,590.4	2,828.4	2,996.6
Gross profit	108.8	104.8	211.3	198.3
Selling, general and administrative expenses (SG&A)	50.4	52.7	104.1	105.0
Research and development	6.6	6.8	12.4	12.8
Amortization of intangible assets	2.2	3.7	4.5	5.7
Other charges (note 13)	8.0	15.8	15.6	26.3
Earnings from operations	41.6	25.8	74.7	48.5
Finance costs	2.6	4.9	5.2	8.2
Earnings before income taxes	39.0	20.9	69.5	40.3
Income tax expense (recovery) (note 14):
Current	12.9	5.6	27.1	19.4
Deferred	(8.5)	(0.8)	(14.7)	(9.3)
	4.4	4.8	12.4	10.1
Net earnings for the period	$34.6	$16.1	$57.1	$30.2

Basic earnings per share	$0.24	$0.12	$0.40	$0.21

Diluted earnings per share	$0.24	$0.11	$0.39	$0.21

Shares used in computing per share amounts (in millions):
Basic	143.4	139.6	142.9	140.9
Diluted	145.5	140.7	144.8	142.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2017	2018	2017	2018
	(restated)		(restated)
Net earnings for the period	$34.6	$16.1	$57.1	$30.2
Other comprehensive income, net of tax:
Items that will not be reclassified to net earnings:
Losses on pension and non-pension post-employment benefit plans (note 10)	—	(63.3)	(17.0)	(63.3)
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	—	(1.1)	0.8	0.2
Changes from derivatives designated as hedges	9.2	(16.3)	17.5	(17.8)
Total comprehensive income (loss) for the period	$43.8	$(64.6)	$58.4	$(50.7)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Capital stock (note 12)	Treasury stock (note 12)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2017	$2,048.2	$(15.3)	$862.6	$(1,632.0)	$(24.7)	$1,238.8
Impact of change in accounting policies (notes 2 and 3)	—	—	—	19.0	—	19.0
Restated balance at January 1, 2017	2,048.2	(15.3)	862.6	(1,613.0)	(24.7)	1,257.8
Capital transactions (note 12):
Issuance of capital stock	29.8	—	(16.6)	—	—	13.2
Purchase of treasury stock for stock-based plans	—	(6.5)	—	—	—	(6.5)
Stock-based compensation and other	—	16.9	0.8	—	—	17.7
Total comprehensive income:
Net earnings for the period	—	—	—	57.1	—	57.1
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans (note 10)	—	—	—	(17.0)	—	(17.0)
Currency translation differences for foreign operations	—	—	—	—	0.8	0.8
Changes from derivatives designated as hedges	—	—	—	—	17.5	17.5
Balance -- June 30, 2017	$2,078.0	$(4.9)	$846.8	$(1,572.9)	$(6.4)	$1,340.6

Balance -- January 1, 2018	$2,048.3	$(8.7)	$863.0	$(1,545.2)	$(6.7)	$1,350.7
Impact of change in accounting policies (notes 2 and 3)	—	—	—	19.5	—	19.5
Restated balance at January 1, 2018	2,048.3	(8.7)	863.0	(1,525.7)	(6.7)	1,370.2
Capital transactions (note 12):
Issuance of capital stock	12.7	—	(12.3)	—	—	0.4
Repurchase of capital stock for cancellation	(57.1)	—	18.8	—	—	(38.3)
Purchase of treasury stock for stock-based plans	—	(9.6)	—	—	—	(9.6)
Stock-based compensation and other	—	6.4	12.0	—	—	18.4
Total comprehensive income (loss):
Net earnings for the period	—	—	—	30.2	—	30.2
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans (note 10)	—	—	—	(63.3)	—	(63.3)
Currency translation differences for foreign operations	—	—	—	—	0.2	0.2
Changes from derivatives designated as hedges	—	—	—	—	(17.8)	(17.8)
Balance -- June 30, 2018	$2,003.9	$(11.9)	$881.5	$(1,558.8)	$(24.3)	$1,290.4

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2017	2018	2017	2018
	(restated)		(restated)
Cash provided by (used in):
Operating activities:
Net earnings for the period	$34.6	$16.1	$57.1	$30.2
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	19.1	21.6	37.5	42.9
Equity-settled stock-based compensation	5.7	7.2	16.7	17.6
Other charges	7.1	1.1	7.1	1.4
Finance costs	2.6	4.9	5.2	8.2
Income tax expense	4.4	4.8	12.4	10.1
Other	(1.2)	(4.4)	(4.7)	(7.4)
Changes in non-cash working capital items:
Accounts receivable	(5.4)	(104.8)	47.9	(86.4)
Inventories	(21.1)	(65.3)	(74.0)	(170.1)
Other current assets	21.3	(6.2)	12.9	(9.6)
Accounts payable, accrued and other current liabilities and provisions	(1.5)	121.4	(11.9)	166.6
Non-cash working capital changes	(6.7)	(54.9)	(25.1)	(99.5)
Net income tax paid	(10.4)	(11.3)	(15.4)	(23.8)
Net cash provided by (used in) operating activities	55.2	(14.9)	90.8	(20.3)

Investing activities:
Acquisition, net of cash acquired (note 5)	—	(141.7)	—	(141.7)
Purchase of computer software and property, plant and equipment(a)	(24.1)	(25.1)	(49.6)	(42.3)
Proceeds/deposits related to the sale of assets	—	—	0.6	3.5
Repayment of advances from solar supplier (note 6)	5.7	—	12.5	—
Net cash used in investing activities	(18.4)	(166.8)	(36.5)	(180.5)

Financing activities:
Borrowings under prior credit facility (note 11)	—	163.0	—	163.0
Repayments under prior credit facility (note 11)	(6.3)	(344.3)	(27.5)	(350.5)
Borrowings under new credit facility (note 11)	—	350.0	—	350.0
Finance lease payments (note 11)	(1.6)	(0.8)	(3.1)	(12.6)
Issuance of capital stock (note 12)	3.4	0.2	13.2	0.4
Repurchase of capital stock for cancellation (note 12)	—	(3.2)	—	(38.3)
Purchase of treasury stock for stock-based plans (note 12)	(5.2)	(5.3)	(6.5)	(9.6)
Finance costs paid	(2.4)	(12.2)	(4.9)	(15.4)
Net cash provided by (used in) financing activities	(12.1)	147.4	(28.8)	87.0

Net increase (decrease) in cash and cash equivalents	24.7	(34.3)	25.5	(113.8)
Cash and cash equivalents, beginning of period	558.0	435.7	557.2	515.2
Cash and cash equivalents, end of period	$582.7	$401.4	$582.7	$401.4
(a) Additional equipment of $5.0 was acquired through finance leases in the second quarter and first half of 2018 (first quarter and first half of 2017 — $5.0).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters currently located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7. Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, semiconductor capital equipment and consumer businesses. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. See note 4 below for a discussion of the recent reorganization of our end markets and the division of our business into two operating and reportable segments. Our prior period financial information has been reclassified to reflect the reorganized segment structure and to conform to the current presentation.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended June 30, 2018 (Q2 2018 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). The Q2 2018 Interim Financial Statements should be read in conjunction with our 2017 annual audited consolidated financial statements (2017 AFS) and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2018 and our financial performance, comprehensive income (loss) and cash flows for the three and six months ended June 30, 2018. The Q2 2018 Interim Financial Statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q2 2018 Interim Financial Statements were authorized for issuance by our board of directors on July 31, 2018.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. We base these estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, including the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities. Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities, and the accrual of costs and expenses. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods. There have been no material changes to our assumptions or the judgments affecting the application of our estimates and assumptions during the second quarter and first half of 2018 from those described in the notes to our 2017 AFS. However, see “Accounting policies” below for a discussion of recently adopted accounting standards.
Accounting policies:
The Q2 2018 Interim Financial Statements are based upon accounting policies consistent with those used and described in note 2 of our 2017 AFS, except for the recently adopted accounting standards discussed below.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Recently adopted accounting standards:
IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective for annual periods beginning on or after January 1, 2018, and allowed for early adoption. We adopted this standard on January 1, 2018, and elected to use the retrospective approach, pursuant to which we have restated each of the required comparative reporting periods presented herein and recognized the transitional adjustments through equity at the start of the first comparative reporting period presented herein. The new standard has changed the timing of our revenue recognition for a significant portion of our business, resulting in the recognition of revenue for certain customer contracts earlier than under the previous revenue recognition rules (which was generally upon delivery). The new standard has materially impacted our consolidated financial statements, primarily in relation to inventory and accounts receivable balances. Transition activities have been completed, and the necessary changes have been made to our business processes, systems and controls to support the recognition and disclosures required by the new standard. See “Changes in accounting policies” below. Also see note 3 for the transitional impacts of adopting IFRS 15.
IFRS 9, Financial Instruments:
Effective January 1, 2018, we adopted IFRS 9, Financial Instruments issued by the IASB. This standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. As a result of adopting IFRS 9, we have also complied with the transitional rules of IAS 1, Presentation of Financial Statements and IFRS 7, Financial Instruments Disclosures. Transition activities have been completed, and the necessary changes have been made to our business processes and controls to support the new standard.
Under IFRS 9, financial assets are classified as either: measured at amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). This classification is generally based on the business model in which the financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the held-to-maturity, loans and receivables, and available-for-sale categories previously allowed under IAS 39. Trade and non-customer receivables, that were previously classified as loans and receivables under IAS 39, are measured to amortized cost under IFRS 9. Although the classification of such assets changed, measurement of these assets continues to be at amortized cost, and no changes to their carrying amounts were required upon adopting IFRS 9. For financial liabilities, IFRS 9 largely retains the existing IAS 39 classifications, with the exception of those designated at FVTPL. Since we currently do not hold any liabilities designated as FVTPL, we were not impacted by this change. We do not currently hold any financial assets or liabilities under FVOCI.
In accordance with the transitional rules, we have applied the changes of IFRS 9 retrospectively, with the exception of the hedge accounting policies which we have applied prospectively as required by this standard. The adoption of this standard did not result in any adjustments to our Q2 2018 Interim Financial Statements and did not have a material impact on our accounting policies.
See “Changes in accounting policies” below for a description of accounting policy changes in connection with our adoption of IFRS 9 and IFRS 15.
Recently issued accounting pronouncements:
IFRS 16, Leases:
In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early. We have established a project team to evaluate the anticipated impact of this standard on our consolidated financial statements, as well as any changes to our business processes, systems and controls that may be required to support the recognition

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

and disclosures required by the new standard. Transition efforts are currently underway, and are anticipated to be complete by January 1, 2019.

Changes in accounting policies:
This section should be read as a modification to the significant accounting policies in notes 2 (q), (r), (s) and (t) of our 2017 AFS and reflects accounting policy changes in connection with our adoption of IFRS 9 and IFRS 15.

(a) Financial assets and financial liabilities:
We recognize financial assets and financial liabilities initially at fair value and subsequently measure these at either fair value or amortized cost based on their classification as described below.
Fair value through profit or loss (FVTPL):
Financial assets and financial liabilities that we purchase or incur, respectively, with the intention of generating earnings in the near term, and derivatives other than cash flow hedges, are classified as FVTPL. This category includes short-term investments in money market funds (if applicable) that we group with cash equivalents, and derivative assets and derivative liabilities that do not qualify for hedge accounting. See Derivatives and hedge accounting in note (c) below for derivative contracts that qualify for hedge accounting. For investments that we classify as FVTPL, we initially recognize such financial assets on our consolidated balance sheet at fair value and recognize subsequent changes in our consolidated statement of operations. We will expense transaction costs as incurred in our consolidated statement of operations. We do not currently hold any liabilities designated as FVTPL.
Amortized cost:
We classify financial assets held to collect the contractual cash flows (in the form of payment of principal and interest earned on the principal outstanding) at amortized cost, including our trade receivables, term deposits and non-customer receivables. We initially recognize the carrying amount of such assets on our consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measure these at amortized cost using the effective interest rate method, less any impairment losses.
Other financial liabilities:
This category is for our financial liabilities that are not classified as FVTPL and includes accounts payable, the majority of our accrued liabilities and certain other provisions, as well as borrowings under our credit facility, including our term loan. We record these financial liabilities at amortized cost on our consolidated balance sheet.
(b) Impairment of financial assets:
We used a forward-looking “expected credit loss” (ECL) model in determining our allowance for doubtful accounts as it relates to trade receivables, contract assets (under IFRS 15), and other assets. Our allowance is determined by historical experiences, and considers factors including the aging of the balances, the customer's credit worthiness, updates based on current economic conditions, expectation of bankruptcies, and the political and economic volatility in the markets/location of our customers. A default of accounts receivable occurs when customers are unable to pay for the goods or services we provided in accordance with the contract terms and conditions. An accounts receivable balance is written off or written down to its net realizable value as soon as it is known to be in default or in partial default. We will adjust previous write-downs to reflect changes in estimates or actual experience.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

(c) Derivatives and hedge accounting:

The hedge accounting standards under IFRS 9 align the accounting for hedging instruments more closely to a company's risk management practices. Based on our assessment, all hedging relationships that were designated under IAS 39 as of December 31, 2017 met the criteria for hedge accounting under IFRS 9 effective January 1, 2018, and are considered continuing hedging relationships after transition. For foreign exchange forward and swap contracts that we designate as cash flow hedges and qualify for hedge accounting, we measure these derivatives at fair value on our consolidated balance sheet, and we defer the changes in the fair value of the hedging derivative, to the extent effective, in other comprehensive income (OCI) until we recognize the asset, liability or forecasted transaction being hedged in our consolidated statement of operations.

(d) Revenue:

We derive the majority of our revenue from the sale of electronic products and services that we manufacture and provide to customer specifications. Our range of services includes, among others, design and development, engineering services, supply chain management, new product introduction, manufacturing, assembly, testing, systems integration, order fulfillment, logistics and after-market services.

We recognize revenue from the sale of products and services rendered when our performance obligation has been satisfied or when the associated control over the products sold has passed to the customer and no material uncertainties remain as to the collection of our receivables. For those businesses where the products are custom-made to meet a customers' specific requirements, and such customers are liable to compensate us for the work performed to date, we will recognize revenue over time as our production progresses to completion, or as services are rendered. We generally estimate revenue of our work in process based on costs incurred to date plus a reasonable profit margin for eligible products for which we do not have alternative uses. For other businesses that do not qualify for revenue recognition over time, we continue to recognize revenue at a point in time where control is passed to the customer, which is generally upon shipment and no further performance obligation remains except for our standard manufacturing or service warranties.

3.    TRANSITION TO IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue should be recognized, and replaces IAS 18, Revenues, IAS 11, Construction Contracts, and related interpretations. We adopted IFRS 15 effective January 1, 2018 by applying the retrospective method, and have restated each of the required comparative reporting periods presented herein. In computing the transitional adjustments, we applied the practical expedients in accordance with IFRS 15 to exclude certain contracts that we started and completed in the same annual reporting period, or were completed prior to January 1, 2016, the beginning of the earliest period to be presented in our 2018 annual audited consolidated financial statements. We recognized the transitional adjustments through equity as of the beginning of 2017 for our Q2 2018 Interim Financial Statements.

(a) Transitional impacts:

For a significant portion of our business, the timing of our revenue recognition has changed under the new standard from a point-in-time to over time, resulting in an earlier recognition of revenue than under the previous recognition rules (which was generally upon delivery). The most significant financial impacts of adopting IFRS 15 on the comparative periods in our consolidated financial statements are summarized as follows:

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

			Three months ended	Six months ended
	December 31, 2016	June 30, 2017	June 30, 2017	June 30, 2017	December 31, 2017
	Increase (decrease)
Contract assets (included in accounts receivable)	$226.9	$237.7	—	—	$258.9
Inventories	(206.2)	(217.5)	—	—	(237.8)
Deferred taxes	(1.7)	(1.8)	—	—	(1.9)
Accrued and other current liabilities	—	(0.5)	—	—	(0.3)
Deficit	(19.0)	(18.9)	—	—	(19.5)

Revenue	—	—	$(0.9)	$11.3	—
Cost of sales	—	—	(1.3)	11.3	—
Income tax expense	—	—	0.2	0.1	—
Net earnings	—	—	0.2	(0.1)	—

Diluted earnings per share	—	—	$—	$—	—

(b) Contract assets and liabilities:

Our contract assets consist of unbilled amounts recognized as revenue under IFRS 15 and deferred investment costs incurred to obtain or fulfill a contract. As of June 30, 2018, we had approximately $275.3 (December 31, 2017 — $258.9) of contract assets recognized as revenue under IFRS 15, which we recorded in accounts receivable on our consolidated balance sheet. Deferred investment costs are recorded initially at cost in other current and non-current assets on our consolidated balance sheet, and subsequently amortized over the projected period of expected future benefits, or as recoveries are realized, from the new contracts. We monitor our contract assets for potential impairment on a regular basis. No significant impairment losses were recorded on our contract assets during the second quarter or first half of either 2018 or 2017. Our contract liabilities consist of advance payments from customers and deferred revenue, which we recorded in accrued and other current liabilities on our consolidated balance sheet.

4.             SEGMENT AND CUSTOMER REPORTING

Segment Reorganization:

Operating segments are defined as components of an enterprise that engage in business activities from which they may earn revenue and incur expenses; for which discrete financial information is available; and whose operating results are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and to assess performance. No operating segments have been aggregated to determine our reportable segments.

During the first quarter of 2018, we completed a reorganization of our reporting structure, including our sales, operations and management systems, into two operating and reportable segments: ATS and CCS. Prior to this reorganization, we operated in one reportable segment (Electronic Manufacturing Services), which was comprised of multiple end markets (ATS, Communications and Enterprise during 2017). The change in operating and reportable segments was a result of modifications to our organizational and internal management structure which were initiated in 2017 to streamline business operations and improve profitability and competitiveness, and were completed in early 2018. As a result of these modifications, and commencing in the first quarter of 2018, our Chief Executive Officer (CEO), who is our chief operating decision maker, reviews segment revenue, segment income and segment margin (described below) to assess performance and make decisions about resource allocation. Our prior period financial information has been reclassified to reflect the reorganized segment structure and to conform to the current presentation.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

The foregoing changes have no impact on our historical consolidated financial position, results of operations or cash flows as previously reported.

Factors considered in determining the two reportable segments included the nature of applicable business activities, management structure, market strategy and margin profiles. Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, semiconductor capital equipment, and consumer businesses. Products and services in this segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for aerospace and defense-related customers; high-precision equipment and integrated subsystems used in the manufacture of semiconductors; a wide range of industrial automation, controls, test and measurement devices; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have a higher margin profile and longer product life cycles than the businesses in our CCS segment. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. Products and services in this segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, servers and storage-related products used by a wide range of businesses and cloud-based service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have a lower margin profile and higher volumes than the businesses in our ATS segment, and have been impacted in recent periods (and continue to be impacted) by aggressive pricing, rapid shifts in technology, model obsolescence and the commoditization of certain products.

Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs, amortization of intangible assets (excluding computer software), employee stock-based compensation expense, net restructuring, impairment and other charges (recoveries), other solar charges, and the fair value adjustment for inventory acquired in connection with our purchase of Atrenne Integrated Solutions, Inc. (Atrenne), as these costs and charges are managed and reviewed by our CEO at the company level. Net restructuring, impairment and other charges (recoveries) include, in applicable periods, restructuring charges (recoveries), impairment charges (recoveries), acquisition-related consulting, transaction and integration costs, legal settlements (recoveries), Toronto transition costs (recoveries), and the accelerated amortization of unamortized deferred financing costs. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the company as a whole.

Information regarding the results of each reportable segment is included below:

Revenue by segment:	Three months ended June 30				Six months ended June 30
	2017		2018		2017		2018
		% of total		% of total		% of total		% of total
ATS	$478.5	31%	$553.2	33%	$969.9	32%	$1,086.0	34%
CCS	1,079.1	69%	1,142.0	67%	2,069.8	68%	2,108.9	66%
Total	$1,557.6		$1,695.2		$3,039.7		$3,194.9

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:	Three months ended June 30				Six months ended June 30
	2017		2018		2017		2018
		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin	$22.5	4.7%	$28.2	5.1%	$45.8	4.7%	$56.1	5.2%
CCS segment income and margin	35.7	3.3%	24.9	2.2%	65.6	3.2%	41.7	2.0%
Total segment income	58.2		53.1		111.4		97.8
Reconciling items:
Finance costs	2.6		4.9		5.2		8.2
Employee stock-based compensation expense	5.7		7.2		16.7		17.6
Amortization of intangible assets (excluding computer software)	1.5		2.7		3.0		3.8
Net restructuring, impairment and other charges (see note 13)	8.0		15.8		15.6		26.3
Other solar charges (inventory and A/R write-down)	1.4		—		1.4		—
Atrenne inventory fair value adjustment (see note 5)	—		1.6		—		1.6
IFRS earnings before income taxes	$39.0		$20.9		$69.5		$40.3

Customers:

For the second quarter and first half of 2018, we had one customer (from our CCS segment) that represented more than 10% of total revenue (second quarter and first half of 2017 — two customers (each in our CCS segment)).

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. However, numerous factors affecting our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from the storage component of our CCS segment has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

5.    ACQUISITION

On April 4, 2018, we completed the acquisition of U.S.-based Atrenne, a designer and manufacturer of ruggedized electromechanical solutions, primarily for military and commercial aerospace applications. The purchase price for Atrenne was $141.7, net of cash acquired, including a net working capital adjustment of $3.8 (which is subject to finalization). The purchase was funded with borrowings under the revolving portion of our then-available credit facility. We recorded $64.0 of goodwill as part of the acquisition which is primarily attributable to the specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations. Details of our preliminary purchase price allocation are as follows:

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Atrenne

Current assets, net of cash acquired	$31.5
Property, plant and equipment and other long-term assets	7.8
Customer and other intangible assets and computer software assets	51.0
Goodwill	64.0
Current liabilities	(8.5)
Deferred income taxes and other-long-term liabilities	(4.1)
$141.7

Acquired assets and liabilities are recorded on our consolidated balance sheet at their fair values as of the date of acquisition. In connection with our purchase of Atrenne, we recorded a $1.6 fair value adjustment to write up the value of the acquired inventory as of the acquisition date, representing the difference between the inventory's cost and its fair value. The fair value adjustment is recognized through cost of sales as the inventory is sold. During the second quarter of 2018, we recognized the full $1.6 fair value adjustment (as such acquired inventory was sold during the quarter), which negatively impacted our gross profit and net earnings for the period. We have engaged third-party consultants to provide valuations of property, plant and equipment and intangible assets in connection with our purchase of Atrenne. The fair value of the acquired tangible assets was measured based on their value in-use, by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or the income (discounted cash flow ) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants was primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy were used in the valuation of the above-mentioned assets.

The fair value of certain assets in the table above, including customer intangible assets and working capital assets, have not been finalized. We expect to complete the valuation of these assets and to finalize our purchase price allocation in the third quarter of 2018.

We expect annual amortization of intangible assets to increase by approximately $6 as a result of the Atrenne acquisition. The goodwill arising from this acquisition is attributable to our ATS segment and is not tax deductible.

Proforma disclosure: Revenue and net earnings for the first half of 2018 would not have been materially different had the Atrenne acquisition occurred at the beginning of 2018.

We incur consulting, transaction and integration costs (Acquisition Costs) relating to potential and completed acquisitions. During the second quarter and first half of 2018, we recorded Acquisition Costs of $2.2 and $3.9, respectively, including for the Atrenne acquisition (second quarter and first half of 2017 — $0.3 and $0.9 of Acquisition Costs, respectively), in other charges in our consolidated statement of operations.

6.             SOLAR PANEL MANUFACTURING BUSINESS

During the fourth quarter of 2016, due to anticipated prolonged volatility in the solar panel market, we made the decision to exit the solar panel manufacturing business, and terminated (prior to its scheduled expiration) a supply agreement (Supply Agreement) pursuant to which we had made specific cash advances to an Asia-based solar cell supplier. The remaining $12.5 of such cash advances were repaid in full during the first half of 2017 (including $5.7 of cash advances repaid in the second quarter of 2017). In connection with our exit from this business, we wrote down the carrying values of our solar panel manufacturing equipment and inventories in 2016 to then-recoverable amounts. During the second quarter of 2017, we recorded additional provisions of $0.9 in cost of sales, $0.5 in SG&A expenses and $5.2 in other charges (see note 13) in our consolidated statement of operations, to write down the carrying value of our solar panel inventory, accounts receivable and solar panel manufacturing equipment, respectively.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Under the Supply Agreement, we also manufactured and sold completed solar panels to the solar cell supplier as a customer. As of June 30, 2018, we had $3.7 (December 31, 2017 — $6.7) of outstanding solar accounts receivable, all from such former solar supplier, $1.0 of which was repaid in July 2018.

During the second quarter of 2018, we completed the sale of our remaining solar manufacturing equipment, which was previously recorded as assets held for sale. See note 9. In anticipation of such disposition, we paid $11.3 (including fees and accrued interest) in January 2018 to terminate and settle our outstanding lease obligations for this equipment. See note 11.

7.             ACCOUNTS RECEIVABLE

Accounts receivable sales and financing programs:
We have an agreement to sell up to $200.0 of accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. The term of this agreement has been annually extended in recent years (including in November 2017) for additional one-year periods (and is currently extendable to November 2019 under specified circumstances) but may be terminated earlier as provided in the agreement. At June 30, 2018, we sold $113.0 of accounts receivable under this program (December 31, 2017 — $80.0). We continue to collect cash from our customers and remit the cash to the banks once it is collected.

At June 30, 2018, we also sold $76.0 of accounts receivable under a customer's supplier financing program (December 31, 2017 — $52.3), pursuant to which participating suppliers may sell accounts receivable from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. We utilized this program to substantially offset the effect of extended payment terms required by such customer on our working capital for the period. The third-party bank collects the relevant receivables directly from the customer.
The accounts receivable sold under both of these programs are de-recognized from our accounts receivable balance and removed from our consolidated balance sheet, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We pay discount charges which we record as finance costs in our consolidated statement of operations.
Contract assets:
At June 30, 2018, our accounts receivable balance included $275.3 of contract assets (December 31, 2017 — $258.9) recognized as revenue under the transition to IFRS 15. See notes 2 and 3.

8.             INVENTORIES

We record our inventory provisions, net of valuation recoveries, in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written-down to net realizable value. We recorded net inventory provisions of $8.1 and $9.1, respectively, for the second quarter and first half of 2018 (second quarter and first half of 2017 — net inventory provisions of $0.9 and $3.2, respectively). We recorded inventory provisions during the second quarter of 2018 as a result of an increase in our overall aged inventory levels, approximately three-quarters of which related to customers in our CCS segment. We recorded an inventory provision of $0.9 during the second quarter of 2017 to write down the carrying amount of our then-remaining solar panel inventory, the sale of which was completed during the third quarter of 2017. We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

9.    ASSETS CLASSIFIED AS HELD FOR SALE

As a result of previously announced restructuring actions, we have reclassified certain assets as held for sale. These assets were reclassified at the lower of their carrying value and estimated fair value less costs to sell at the time of such reclassification. We have programs underway to sell these assets. At June 30, 2018, we had $27.4 (December 31, 2017 — $30.1) of assets classified as held for sale, which consisted primarily of land and buildings in Europe and North America. See note 6 regarding the sale of our remaining solar panel manufacturing equipment during the second quarter of 2018.

10.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment defined benefit plans for our employees. Such plans include defined benefit pension plans for our employees in the United Kingdom (U.K.) that generally provide them with stated benefits on retirement based on their pensionable service, either in annuities and/or lump sum payments. The U.K. defined benefit pension plans are comprised of a Main pension plan and a Supplementary pension plan, both of which are closed to new members. The Main pension plan is our largest defined benefit pension plan. The Supplementary pension plan does not have any active members.
In March 2017, the Trustees of the Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have retired. The cost of the annuity was £123.7 million (approximately $154.3 at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of the Main pension plan. Although we retain ultimate responsibility for the payment of benefits to plan participants, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $17.0 which we recorded in OCI and simultaneously re-classified to deficit during the first quarter of 2017. We also reduced the value of our pension assets by $17.0 during the first quarter of 2017, which was recorded in other non-current assets on our consolidated balance sheet. A true-up adjustment on the cost of this annuity is expected to be finalized in the third quarter of 2018, and we may be required to pay additional premium amounts to the insurance company in such period after completion of data verification of all retired participants.

In April 2017, the Trustees of our Supplementary pension plan entered into an agreement with a third party insurance company to purchase an annuity for all participants of this plan, all of whom are retired. The cost of the annuity was £9.1 million (approximately $11.7 at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of such plan. For the Supplementary pension plan, we anticipate transferring the pension annuity to individual plan members and winding up the plan in 2018. Although we retain ultimate responsibility for the payment of benefits to plan participants until such wind-up is complete, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $1.9 which we recorded in the second quarter of 2017 in other charges (see note 13) in our consolidated statement of operations, with a corresponding reduction in the value of our pension assets which is recorded in other non-current assets on our consolidated balance sheet.

In June 2018, the Trustees of the Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have not yet retired. The cost of the annuity was £156.1 million (approximately $209.2 at the exchange rate at the time of recording) and was funded with existing plan assets. The purchase of the annuity resulted in a non-cash loss of $63.3 for the second quarter of 2018 which we recorded in OCI and simultaneously re-classified to deficit, and the recognition of an additional pension obligation on our consolidated balance sheet after we fully reduced the pension asset to zero. The cost of this annuity is subject to a true-up adjustment within the next 12 months, and we may be required to pay additional premium amounts to the insurance company after completion of data verification for such non-retired participants.
.

11.             CREDIT FACILITIES AND LONG-TERM DEBT

In June 2018, we entered into a $800.0 credit agreement with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto (New Credit Facility), which provides for a $350.0 term loan (New Term Loan) that matures in June 2025, and a $450.0 revolving credit facility (New Revolver) that matures in June 2023. As of June 30, 2018, the full amount of the New

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Term Loan was outstanding, and other than ordinary course letters of credit (described below), there were no amounts outstanding under the New Revolver.

Our previous credit facility (Prior Facility) consisted of a $250.0 term loan (Prior Term Loan) and a $300.0 revolving credit facility (Prior Revolver), each of which was scheduled to mature in May 2020. See note 12 of our 2017 AFS for further details regarding the terms of our Prior Facility. The net proceeds from the New Term Loan were used primarily to repay all amounts outstanding under the Prior Facility (which was terminated on such repayment), as well as costs related to the arrangement of the New Credit Facility.
The New Term Loan requires quarterly principal repayments of $0.875, commencing September 30, 2018, and a lump sum repayment of the remainder outstanding at maturity. Commencing in 2020, we are also required to make annual prepayments of the New Term Loan ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow (as defined in the New Credit Facility) for the prior fiscal year. Proceeds from the sale of our Toronto real property, if consummated after 2018, would be taken into account in the determination of excess cash flow. In addition, prepayments of all borrowings under the New Credit Facility may be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets, but excluding the net proceeds from the sale of our Toronto real estate, if consummated). Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the New Revolver and the New Term Loan without any other premium or penalty.
We incurred debt issuance costs of $4.9 in connection with the New Term Loan, which we recorded as an offset against the proceeds from the New Term Loan. Such costs have been deferred (as long-term debt on our consolidated balance sheet) and will be amortized over the term of the New Term Loan using the effective interest rate method. We incurred debt issuance costs of $3.1 in connection with the New Revolver, which have been deferred (as other assets on our consolidated balance sheet) and will be amortized over the term of the New Revolver. We accelerated the amortization of the remaining $1.2 of unamortized deferred financing costs related to the Prior Facility upon its termination ($0.6 related to our Prior Revolver recorded in other assets and $0.6 related to our Prior Term Loan recorded in long-term debt) and recorded it to other charges in our consolidated statement of operations in June 2018. See note 13.

The New Credit Facility has an accordion feature that allows us to increase the term loans and/or revolving loan commitments thereunder by an additional $150.0, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. The New Revolver also includes a $50.0 sub-limit for swing line loans, providing for short-term borrowings up to a maximum of ten business days, as well as a $150.0 sub-limit for letters of credit, in each case subject to the overall New Revolver credit limit. The New Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs. Borrowings under the New Revolver bear interest at LIBOR, Canadian Prime or Base Rate (each as defined in the New Credit Facility) plus a specified margin, or in the case of any bankers' acceptance, at the B/A Discount Rate (as defined in the New Credit Facility). The margin for borrowings under the New Revolver ranges from 0.75% to 2.5%, depending on the rate we select and our consolidated leverage ratio. The New Term Loan currently bears interest at LIBOR plus 2.0% (which we may change to the Base Rate plus a margin of 1% if more advantageous).

We are required to comply with certain restrictive covenants under the New Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets (excluding real property currently held for sale), specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. At June 30, 2018, we were in compliance with all restrictive and financial covenants under the New Credit Facility. The obligations under the New Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the New Credit Facility. The New Credit Facility contains customary events of default. If an event of default occurs and is continuing, the administrative agent may declare all amounts outstanding under the New Credit Facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

During the second quarter of 2018, we borrowed a total of $163.0 under the Prior Revolver, primarily to fund the Atrenne acquisition in April 2018 (see note 5), as well as for working capital requirements. We made a scheduled quarterly principal repayment of $6.25 during the second quarter of each of 2017 and 2018 (first half of each of 2017 and 2018 — $12.5) under the Prior Term Loan. The outstanding amounts under the Prior Revolver ($163.0) and the Prior Term Loan ($175.0) were repaid in June 2018 using the net proceeds from the New Term Loan. The Prior Facility was terminated on such repayment. During the first quarter of 2017, we made a repayment of $15.0 under the Prior Revolver.
The following table sets forth our borrowings under our credit facilities, and our finance lease obligations:

	December 31 2017	June 30 2018
Borrowings under the Prior Revolver/New Revolver (1)	$—	$—
Borrowings under the Prior Term Loan/New Term Loan	187.5	350.0
Total borrowings under applicable credit facility	187.5	350.0
Less: unamortized debt issuance costs (2)	(0.8)	(4.9)
Finance lease obligations (3)	17.7	10.3
	$204.4	$355.4
Comprised of:
Current portion of borrowings under applicable credit facility and finance lease obligations (2)	$37.9	$8.3
Long-term portion of borrowings under applicable credit facility and finance lease obligations	166.5	347.1
	$204.4	$355.4

(1) Debt issuance costs were incurred in connection with our Prior Revolver in 2014 ($1.7) and the New Revolver in 2018 ($3.1), which we deferred as other assets on our consolidated financial statements and amortize over the term of the relevant revolver. We accelerated the amortization of $0.6, representing the remaining portion of the unamortized deferred financing costs related to the Prior Revolver, upon termination of the Prior Facility, and recorded it to other charges in June 2018.

(2) Debt issuance costs were incurred in connection with our Prior Term Loan in 2015 ($2.1) and the New Term Loan in 2018 ($4.9), which we deferred as long-term debt on our consolidated financial statements and amortize over the term of the relevant term loans using the effective interest rate method. We accelerated the amortization of $0.6, representing the remaining portion of the unamortized deferred financing costs related to the Prior Term Loan, upon termination of the Prior Facility, and recorded it to other charges in June 2018.

(3) At December 31, 2017, $11.1 of our finance lease obligations related to our solar panel manufacturing equipment (recorded as current liabilities on our consolidated balance sheet as at December 31, 2017). In connection with the anticipated disposition of such equipment, we terminated and settled these lease obligations in full in January 2018 for $11.3 (including fees and accrued interest). See note 6.

Commitment fees paid in the second quarter and first half of 2018 were $0.6 and $0.9, respectively (second quarter and first half of 2017 — $0.3 and $0.7, respectively). At June 30, 2018, we had $22.1 outstanding in letters of credit under the New Revolver (December 31, 2017 — $23.2 outstanding in letters of credit under the Prior Revolver). We also arrange letters of credit and surety bonds outside of our revolving facility. At June 30, 2018, we had $13.4 (December 31, 2017 — $13.6) of such letters of credit and surety bonds outstanding.

At June 30, 2018, we also had a total of $73.5 (December 31, 2017 — $73.5) in uncommitted bank overdraft facilities available for intraday and overnight operating requirements under our applicable credit facility. There were no amounts outstanding under these overdraft facilities at June 30, 2018 or December 31, 2017.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

12.             CAPITAL STOCK

Share repurchase plans:
In November 2017, the TSX accepted our notice to launch a new normal course issuer bid (2017 NCIB), which allows us to repurchase, at our discretion, until the earlier of November 12, 2018 or the completion of the purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market, or as otherwise permitted. During the second quarter and first half of 2018, we paid $3.2 and $38.3, respectively (including transaction fees) to repurchase and cancel 0.3 million and 3.6 million subordinate voting shares, respectively, at a weighted average price of $12.28 per share and $10.75 per share, respectively. We did not repurchase any subordinate voting shares for cancellation during the first half of 2017. The maximum number of subordinate voting shares that we are permitted to repurchase for cancellation under the 2017 NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of the 2017 NCIB to satisfy delivery obligations under our stock-based compensation plans. Since the commencement of this NCIB through June 30, 2018, we purchased an aggregate of 5.5 million subordinate voting shares for cancellation, and 1.1 million subordinate voting shares to satisfy delivery obligations under our stock-based compensation plans (see below).
Stock-based compensation:

We grant share unit awards to employees under our stock-based compensation plans. From time-to-time, we pay cash for the purchase by a broker of subordinate voting shares in the open market to satisfy delivery requirements upon vesting of such awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the stock-based compensation plans. During the second quarter and first half of 2018, we paid $5.3 and $9.6 (including transaction fees), respectively, for a broker to purchase 0.4 million and 0.8 million subordinate voting shares in the open market, respectively, to satisfy delivery requirements under our stock-based compensation plans. During the second quarter and first half of 2017, we paid $5.2 and $6.5 (including transaction fees), respectively, for a broker to purchase 0.37 million and 0.46 million subordinate voting shares in the open market, respectively, for awards under our stock-based compensation plans. At June 30, 2018, the broker held 1.0 million subordinate voting shares with a value of $11.9 (December 31, 2017 — 0.8 million subordinate voting shares with a value of $8.7).

During the second quarter and first half of 2018, we granted 0.1 million and 1.8 million restricted share units (RSUs), respectively (second quarter and first half of 2017 — 0.1 million and 1.5 million RSUs, respectively), which vest one-third per year over a three-year period. The cost we record for RSUs is based on the market value of our subordinate voting shares at the time of grant. During the second quarter and first half of 2018, we granted 0.1 million and 1.6 million performance share units (PSUs), respectively (second quarter and first half of 2017 — nil and 0.9 million PSUs, respectively), representing 100% of target. Employees are granted a target number of PSUs. The number of PSUs granted during 2018 that will actually vest will vary from 0 to 200% of the target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, as modified by a separate pre-determined non-market financial target, as well as our relative Total Shareholder Return (TSR) performance over the vesting period. See note 2(n) of our 2017 AFS for a description of TSR. We estimated the grant date fair value of the TSR modifier for these awards using a Monte Carlo simulation model. The grant date fair value for the non-TSR-based performance measurement and modifier was based on the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. We amortize the cost of our awards to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet on a straight-line basis over the requisite service period, and we reduce this expense for the estimated PSU awards that are not expected to vest because employment conditions are not expected to be satisfied. We expect to settle these awards with subordinate voting shares purchased in the open market by a broker or issued from treasury. The weighted average grant date fair value of RSUs granted in the second quarter and first half of 2018 was $11.95 and $10.58 per unit, respectively (second quarter and first half of 2017 — $13.96 and $13.68, respectively). The weighted average grant date fair value of PSUs granted in the second quarter and first half of 2018 was $11.98 and $11.13 per unit, respectively (first quarter of 2017 — $17.18). See note 13(b) of our 2017 AFS for a description of the vesting terms applicable to PSUs granted in the first half of 2017.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

During the second quarter and first half of 2018, we received cash proceeds of $0.2 and $0.4, respectively (second quarter and first half of 2017 — $3.4 and $13.2, respectively) relating to the exercise of vested employee stock options.

For the second quarter and first half of 2018, we recorded aggregate employee stock-based compensation expense (excluding deferred share units (DSU) expense) through cost of sales and SG&A of $7.2 and $17.6, respectively (second quarter and first half of 2017 — $5.7 and $16.7, respectively), and DSU expense (recorded through SG&A) of $0.5 and $1.0, respectively (second quarter and first half of 2017 — $0.6 and $1.2, respectively). Employee stock-based compensation expense varies from period-to-period.

At June 30, 2018, 1.5 million (December 31, 2017 — 1.5 million) DSUs were outstanding.

13.             OTHER CHARGES

	Three months ended June 30		Six months ended June 30
	2017	2018	2017	2018
Restructuring (a)	$5.8	$8.8	$11.6	$15.7
Loss on pension annuity purchase (see note 10)	1.9	—	1.9	—
Toronto transition costs (b)	—	3.5	—	5.2
Accelerated amortization of unamortized deferred financing costs (c)	—	1.2	—	1.2
Other (d)	0.3	2.3	2.1	4.2
	$8.0	$15.8	$15.6	$26.3

(a)     Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In response to challenging markets and continued margin pressures (driven primarily by volatility in our CCS segment), we announced in October 2017 our intention to implement additional restructuring actions in the near term to further streamline our business and improve our margin performance, and our related engagement of an outside consultant to identify cost reduction opportunities throughout our network, including through increased operational efficiencies and productivity improvements. In connection therewith, we are implementing restructuring actions under a cost efficiency initiative. Such initiative will include reductions to our workforce, as well as potential consolidation of certain sites to better align capacity and infrastructure with current and anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities. We have recorded $23.7 in restructuring charges from the commencement of our cost efficiency initiative through the end of the second quarter of 2018, including the $8.8 and $15.7 of restructuring charges recorded in the second quarter and first half of 2018, respectively.

We recorded restructuring charges of $8.8 during the second quarter of 2018 consisting of cash charges of $8.9, primarily for consultant costs and employee termination costs, offset in part by a non-cash recovery of $0.1, representing gains on the sale of surplus equipment. We recorded restructuring charges of $15.7 during the first half of 2018, consisting of cash charges of $15.5, primarily for consultant costs and employee termination costs, and non-cash charges of $0.2, representing losses on the sale of surplus equipment. We recorded restructuring charges of $5.8 and $11.6 during the second quarter and first half of 2017, respectively, consisting of cash charges of $0.6 and $6.4, respectively, primarily for employee termination costs resulting from the implementation of our Organizational Design and Global Business Services initiatives, and non-cash charges of $5.2 for the second quarter and first half of 2017, to further write down the carrying value of our solar panel manufacturing equipment which we have since sold (see note 6). As of June 30, 2018, our restructuring provision was $12.4 (December 31, 2017 — $12.7), which we recorded in current portion of provisions on our consolidated balance sheet.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

(b)    Toronto transition costs:

In connection with the anticipated sale of our Toronto real property, we entered into a long-term lease in November 2017 (in the Greater Toronto area) for the relocation of our Toronto manufacturing operations, and commenced occupancy in March 2018. We currently expect to complete the transition to this new manufacturing location by the end of first quarter of 2019. In addition, should the sale be consummated, we have agreed to enter into a short-term interim lease for our existing corporate headquarters and manufacturing premises on a portion of the real estate on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a long-term lease with the purchasers of our Toronto real property for our new corporate headquarters. In connection therewith, we intend to move such corporate headquarters to a temporary location while space in a new office building (to be built by such purchasers on the site of our current location) is under construction. The temporary office relocation is currently expected to occur by the end of the first quarter of 2019. We will incur significant costs throughout the transition period (which commenced in the fourth quarter of 2017) to relocate our corporate headquarters and to transfer our Toronto manufacturing operations to its new location, and as we prepare and customize the new site to meet our manufacturing needs. These costs will consist of building improvements and new equipment which we will capitalize (approximately $8 and $10 in the second quarter and first half of 2018, respectively), as well as transition-related costs which we will record in other charges. Transition costs are comprised of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. Any amounts we receive from the purchasers of our Toronto real property or gains recorded in connection with its sale, if consummated, will be recorded as recoveries through other charges (recoveries). During the second quarter and first half of 2018, we recorded $3.5 and $5.2, respectively, of such transition costs (second quarter and first half of 2017 — nil), consisting primarily of utility costs related to idle premises, depreciation charges and personnel costs used in the operation of duplicate production lines in advance of the transition, and relocation costs. See notes 16 (d) and 18 to our 2017 AFS.

(c)    Accelerated amortization of unamortized deferred financing costs:

During the second quarter of 2018, we recorded a $1.2 charge to accelerate the amortization of unamortized deferred financing costs related to the extinguishment of the Prior Facility (see note 11).

(d)    Other:
During the second quarter and first half of 2018, we recorded $2.2 and $3.9, respectively, of Acquisition Costs (see note 5). During the second quarter and first half of 2017, we recorded $0.3 and $0.9, respectively, of Acquisition Costs related to an acquisition we completed in the fourth quarter of 2016. Additionally, during the first quarter of 2017, we recorded costs related to a prior legal matter.

14.         INCOME TAXES

Our effective income tax rate can vary significantly from quarter-to-quarter for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
During the second quarter of 2018, we received a favorable conclusion to our application for a bi-lateral advance pricing arrangement (BAPA) between the United States and Mexican tax authorities. Accordingly, we reversed $6.0 of Mexican income taxes previously accrued (Mexican Tax Reversal) to reflect the approved BAPA terms. In addition, as a result of our Atrenne acquisition, we recognized $3.7 of previously unrecognized deferred tax assets in our U.S. group of subsidiaries (Atrenne Benefit), which partially offset the net deferred tax liabilities that arose in connection with such acquisition. These income tax benefits were offset in part by additional taxes due to an increased proportion of profits earned in taxable jurisdictions, and adverse taxable foreign exchange

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

impacts arising from the weakening of the Malaysian ringgit, Chinese renminbi and Thai baht relative to the U.S. dollar (our functional currency), each in the second quarter of 2018. Our net income tax expense for the first half of 2018 was favorably impacted by the Mexican Tax Reversal and the Atrenne Benefit, offset in part by additional taxes due to an increased proportion of profits earned in taxable jurisdictions. The net impact of taxable foreign exchange on our net income tax expense for the first half of 2018 was not significant.

During the second quarter of 2017, we recognized a $5.0 deferred income tax benefit related to the write-down and impairments we recorded for our solar assets in the then-current period and prior quarters. In connection with our exit from the solar panel manufacturing business, we withdrew one of our tax incentives in Thailand (which related solely to such operations) during the second quarter of 2017. The withdrawal of this incentive allowed us to apply future tax losses arising from the ultimate disposition of our solar assets against other fully taxable profits in Thailand, resulting in the recognition of the deferred income tax benefit. The impact of taxable foreign exchange on our net income tax expense for the second quarter and first half of 2017 was not significant.

We are subject to tax audits of historical information by tax authorities in various jurisdictions, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.
The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

15.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the New Term Loan, borrowings under the New Revolver (when applicable), and derivatives. See note 2 for changes to the classification of our financial assets and liabilities since December 31, 2017 as a result of adopting IFRS 9.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts and swaps, generally for periods up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Our major currency exposures at June 30, 2018 are summarized in U.S. dollar equivalents in the following table. In the table below, in addition to our financial instruments, we have included certain monetary assets and liabilities, including pension and non-pension post-employment benefits to employees and income taxes that were denominated in non-functional currencies, in order to better reflect our currency exposures. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at June 30, 2018.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

	Canadian dollar	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$3.9	$7.7	$3.2	$10.0
Accounts receivable	1.4	33.0	0.6	11.7
Income taxes and value-added taxes receivable	18.3	24.2	6.0	13.6
Other financial assets	—	2.1	0.3	0.5
Pension and non-pension post-employment liabilities	(72.0)	(0.5)	(13.0)	(0.8)
Income taxes and value-added taxes payable	(3.0)	(1.1)	—	—
Accounts payable and certain accrued and other liabilities and provisions	(45.3)	(33.7)	(17.7)	(23.9)
Net financial assets (liabilities)	$(96.7)	$31.7	$(20.6)	$11.1

We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. At June 30, 2018, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$236.8	$0.78	12	$(6.6)
Thai baht	81.5	0.03	12	(2.9)
Malaysian ringgit	51.0	0.25	12	(0.3)
Mexican peso	30.7	0.05	12	(0.9)
British pound	3.8	1.37	1	3.8
Chinese renminbi	76.0	0.15	12	(1.0)
Euro	29.3	1.21	12	0.9
Romanian leu	37.9	0.26	12	(1.4)
Singapore dollar	24.7	0.75	12	(0.6)
Other	4.5	0.01	1	0.1
Total	$576.2			$(8.9)

At June 30, 2018, the fair value of our outstanding contracts was a net unrealized loss of $8.9 (December 31, 2017 — net unrealized gain of $10.3). At June 30, 2018, we recorded $7.5 of derivative assets in other current assets and $16.4 of derivative liabilities in accrued and other current liabilities (December 31, 2017 — $12.9 of derivative assets in other current assets and $2.6 of derivative liabilities in accrued and other current liabilities). The unrealized gains or losses result from fluctuations in foreign exchange rates between the date the currency forward or swap contracts were entered into and the valuation date at period end.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

16.          CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Other Matters:

In the third quarter of 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain amounts of research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments against our Brazilian subsidiary (including interest and penalties) total approximately 39 million Brazilian real (approximately $10 at period-end exchange rates) for such years. Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal advisers.

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